Exhibit 99.1

Genmab Announces Initial Resolution of Its Second Arbitration Under License Agreement with Janssen

Company Announcement

COPENHAGEN, Denmark; April 21, 2023 – Genmab A/S (Nasdaq: GMAB) announced today an award in the second arbitration arising under its license agreement with Janssen Biotech, Inc. (Janssen) for daratumumab. The arbitral tribunal dismissed Genmab’s claims, on the basis that they should have been brought in the first arbitration. One of the three arbitrators dissented. Genmab has the right to seek review of the award, which it must do within a limited period of time. Genmab is currently considering its options.

Genmab’s dismissed claims were a claim for milestone payments with respect to the subcutaneous formulation of daratumumab (“SC daratumumab,” marketed as DARZALEX FASPRO® in the United States) and a claim for a new 13-year royalty term, on a country-by-country basis, from the date of the first commercial sale of SC daratumumab in each such country.

In accordance with the license agreement, the arbitration was conducted before a tribunal of three arbitrators under the rules of the CPR Institute for Dispute Resolution for Non-Administered Arbitration. Genmab has the right to seek review of the award, before a single “appeal arbitrator,” which it must do within a limited period of time. The award has no effect on Genmab’s financial guidance and the milestone payments are not included in our current financial guidance published on February 22, 2023.

This arbitration remains confidential, subject to the parties’ disclosure obligations under applicable law. Other than pursuant to these obligations, Genmab does not intend to comment further or to provide additional information regarding the arbitration. Genmab’s various collaborations with Janssen will continue.

About Genmab

Genmab is an international biotechnology company with a core purpose guiding its unstoppable team to strive towards improving the lives of patients through innovative and differentiated antibody therapeutics. For more than 20 years, its passionate, innovative and collaborative team has invented next-generation antibody technology platforms and leveraged translational research and data sciences, which has resulted in a proprietary pipeline including bispecific T-cell engagers, next-generation immune checkpoint modulators, effector function enhanced antibodies and antibody-drug conjugates. To help develop and deliver novel antibody therapies to patients, Genmab has formed 20+ strategic partnerships with biotechnology and pharmaceutical companies. By 2030, Genmab’s vision is to transform the lives of people with cancer and other serious diseases with Knock-Your-Socks-Off (KYSO) antibody medicines.

Established in 1999, Genmab is headquartered in Copenhagen, Denmark with locations in Utrecht, the Netherlands, Princeton, New Jersey, U.S. and Tokyo, Japan. For more information, please visit Genmab.com and follow us on Twitter.com/Genmab.

Contact:
Marisol Peron, Senior Vice President, Global Communications & Corporate Affairs

T: +1 609 524 0065; E: mmp@genmab.com

Andrew Carlsen, Vice President, Head of Investor Relations

T: +45 3377 9558; E: acn@genmab.com

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 24
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 1/2
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Genmab Announces Initial Resolution of Its Second Arbitration Under License Agreement with Janssen

This Company Announcement contains forward looking statements. The words “believe”, “expect”, “anticipate”, “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with pre-clinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. Genmab does not undertake any obligation to update or revise forward looking statements in this Company Announcement nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.

Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; DuoBody in combination with the DuoBody logo®; HexaBody®; HexaBody in combination with the HexaBody logo®; DuoHexaBody® and HexElect®. DARZALEX FASPRO® is a trademark of Johnson & Johnson.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 24
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 2/2
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122